Exhibit 99.2

MAGNA INTERNATIONAL INC.

REPORT OF VOTING RESULTS

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON MAY 8, 2025

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the annual and special meeting of shareholders of Magna International Inc. (the "Company") held on Thursday, May 8, 2025. Each of the matters is described in greater detail in the Company's Notice of 2025 Annual and Special Meeting of Shareholders and Management Information Circular/Proxy Statement dated March 27, 2025. A total of 221,621,186 Common Shares, or 78.66% of the Company’s issued and outstanding Common Shares, were represented in person or by proxy at the meeting. The manner in which the votes and proxies received, as applicable, were cast in respect of each matter is set out below.

1.	Election of Directors

The following resolutions were passed, and the Company’s 13 nominees were elected as directors of the Company by the holders of Common Shares.

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Mary S. Chan as Director	209,018,939	98.05%	4,159,027	1.95%
Elect Hon. V. Peter Harder as Director	210,120,081	98.56%	3,059,219	1.44%
Elect Jan R. Hauser as Director	212,077,567	99.48%	1,101,734	0.52%
Elect Seetarama S. Kotagiri (CEO) as Director	212,174,381	99.53%	1,004,920	0.47%
Elect Jay K. Kunkel as Director	212,169,825	99.53%	1,009,477	0.47%
Elect Robert F. MacLellan as Director	211,303,211	99.12%	1,876,060	0.88%
Elect Mary Lou Maher as Director	212,257,273	99.57%	921,998	0.43%
Elect William A. Ruh as Director	188,240,636	88.30%	24,938,565	11.70%
Elect Dr. Indira V. Samarasekera as Director	182,460,897	85.59%	30,717,994	14.41%
Elect Peter Sklar as Director	212,893,103	99.87%	285,712	0.13%
Elect Matthew Tsien as Director	188,302,364	88.33%	24,876,868	11.67%
Elect Dr. Thomas Weber as Director	211,089,923	99.02%	2,089,179	0.98%
Elect Lisa S. Westlake as Director	188,290,938	88.33%	24,884,919	11.67%

2.	Appointment of Auditor

A resolution was passed by holders of Common Shares to reappoint Deloitte as independent auditor of the Company and to authorize the Audit Committee to fix the independent auditor’s renumeration.

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Re-Appointment of Deloitte LLP as Auditor	219,528,061	99.06%	2,090,531	0.94%

3.	Approval of 2025 Incentive Stock Option Plan

A resolution was passed by holders of Common Shares to ratify and approve the 2025 Stock Option Plan, a copy of which was appended to the Company’s Management Information Circular/Proxy Statement dated March 27, 2025; and to ratify and approve the 2025 Option Grant, including the 2025 Insider Grant, as further described in the Company’s Management Information Circular/Proxy Statement dated March 27, 2025.

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Ratification of 2025 Stock Option Plan	203,483,387	95.45%	9,692,621	4.55%

4.	Say on Pay

A resolution was passed by holder of Common Shares to accept the approach to executive compensation disclosed in the Company’s Management Information Circular/Proxy Statement dated March 27, 2025.

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Advisory Resolution on Executive Compensation	173,620,127	81.44%	39,555,176	18.56%